CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Form S-1 Registration Statement Under the Securities Act of 1933 of (i) our report dated July 3, 2013 for the years ended December 31, 2012 and 2011, which includes an explanatory paragraph regarding the substantial doubt about the Company's ability to continue as a going concern, relating to the financial statements of Canwealth Minerals Corporation which appear in such Registration Statement and related Prospectus for the registration of 15,000,000 shares of Canwealth Minerals Corporation common stock.

We also consent to the references to us under the heading "Experts" in such Registration Statement.

RBSM LLP

/s/ RBSM LLP

New York, NewYork
July 3, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Canwealth Minerals Corporation

We have audited the accompanying balance sheet of Canwealth Minerals Corporation (the "Company"), an exploration stage company as of December 31, 2012 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2012 and for the period from February 1, 2006 (date of inception) through December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canwealth Minerals Corporation as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012 and for the period from February 1, 2006 (date of inception) through December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the accompanying financial statements, the Company is an exploration stage company and has not commenced its planned principal operations, has suffered recurring losses since inception and is experiencing difficulty in generating sufficient cash flow to sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RBSM LLP

/s/ RBSM LLP

New York, New York
July 3, 2013